(310) 228-5730

February 3, 2005

Via EMAIL AND FIRST CLASS MAIL

John William (Jack) Butler, Jr., Esq.

Skadden Arps Slate Meagher & Flom

333 West Wacker Drive

Suite 2100

Chicago, IL 60606-1285

Re: In re Friedman's Inc., et al. ("Debtors") (Case No 05-40129-LWD; Jointly Administered)("Chapter 11 Cases")

Dear Jack:

I am writing as a follow-up to our meeting last week.

First, thank you for taking the time to meet and discuss with Matt Venturi and me the issue of the appointment of an Official Series A Common Stock Equity Committee (a "Series A Committee"). As we understand that the matter will be considered by the Board of Directors at the meeting scheduled to take place on February 9, 2005, we will await the outcome of that meeting before making an official request that the United States Trustee ("UST") appoint a Series A Committee. I appreciate your comments that the Debtors will not unilaterally raise the issue of a Series A Committee with the UST, or consider that our ongoing dialogue will result in any ultimate request that the UST appoint a Series A Committee being untimely.

Second, Stutman, Treister & Glatt's direct clients, Regis Special Situations Fund, L.P. and Yacktman Fund, as the Ad Hoc Steering Committee of Series A Common Stock Holders, are of the firm view that a formal Series A Committee is a necessary constituent in the Chapter 11 Cases, can provide productive participation in the Chapter 11 Cases, can be helpful to the management's restructuring efforts, and can assist in realizing an "equity sponsorship" to facilitate emergence. As noted in my prior letter to you, the Ad Hoc Steering Committee has broad based support from holders of the Series A Common Stock. The Debtors working with the holders of the Series A Common Stock, as well as the other constituencies, should serve the Debtors' interest of minimizing the time (and cost) of being in chapter 11, and should enable the Debtors to implement a timely recapitalization that will carry the Debtors through the 2005 Holiday Season.

Third, as evidenced by, among other facts, the "equity cushion" calculation in the Interim DIP Financing Order, the Debtors appear to have a strong core business, a substantial asset base, and strong operational cash flow generation capability. The Ad Hoc Steering Committee is firmly convinced that a detailed examination of the Debtors' current and projected operational results will confirm the view that the reorganization value of the Debtors supports a substantial equity value for the Series A Common Stock. As such, the Ad Hoc Steering Committee believes that the holders of the Series A Common Stock have an existing stake in the Chapter 11 Cases and, as a formal part of the restructuring process, can be a constructive voice. As an "official" participant working with the Debtors, a Series A Committee will be more efficient to the restructuring process than if the holders of Series A Common Stock are required to "go it alone."

Fourth, the Ad Hoc Steering Committee is very supportive of existing management, and is encouraged by the handling, to date, of the transition to operating within chapter 11. No doubt, placing the Interim DIP Financing was not an easy task, and having the ability to continue to shop the DIP is commendable. While the Prepetition Revolving Lenders are paid-off under the Interim DIP Financing, it appears that the Prepetition Revolving Lenders demanded as part of the pay-off certain procedures to effect releases by third parties unless affirmative action is taken. This is one example where instead of having to react to an issue, a Series A Committee, if it was in place, could have worked with the Debtors in efficiently resolving issues with the Prepetition Revolving Lenders and at the same time protecting the rights of the holders of Series A Common Stock.

I would like to follow-up with you directly on certain of these matters, and will call you to do so.

Sincerely yours,

Michael H. Goldstein

MHG/lp
cc: Matt Venturi
Robert E. Dye
Eric D. Winston, Esq. (i/o)
Christine M. Pajak, Esq. (i/o)